UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-31739

AuRico Gold Inc.
(Translation of registrant's name into English)

110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 10, 2011.

AuRico Gold Inc.

Date: January 31, 2012	By: /s/ Rene Marion Rene Marion President & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	News Release Dated January 31, 2012, AuRico Gold Provides 2012 Operational Guidance
99.2	News Release Dated January 31, 2012, AuRico Gold Announces Details for 2011 Year End Financial Results and Analyst Day Webcast on March 28, 2012